

July 14, 2014

Via Email
Brian Baker
J.P. Morgan Chase Commercial Mortgage Securities Corp.
c/o Wells Fargo Bank, N.A.
9062 Old Annapolis Road
Columbia, MD 21045

> **Re: J.P. Morgan Chase Commercial Mortgage Securities Trust 2013-LC11**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed March 28, 2014**
> **JPMBB Commercial Mortgage Securities Trust 2013-C12**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed March 31, 2014**
> **File No. 333-165147-07 and -08**

Dear Mr. Baker:

We have reviewed your filings and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

J.P. Morgan Chase Commercial Mortgage Securities Trust 2013-LC11 Form 10-K for the Fiscal Year Ended December 31, 2013

Item 1122 of Regulation AB

1. We note your disclosure regarding the material instance of noncompliance in the assessment provided by CWCapital Asset Management LLC relating to "certain securitization transactions," involving misappropriation of an aggregate amount of $6,000,000. With a view to disclosure, please tell us the number of transactions that were impacted and whether there were certain transactions that were impacted disproportionately.

JPMBB Commercial Mortgage Securities Trust 2013-C12 Form 10-K for the Fiscal Year Ended December 31, 2013

Item 1122 of Regulation AB

2. We note that the management of KeyBank National Association has identified the following material instances of noncompliance with applicable servicing criteria: (i) two loans did not have appropriate UCC filings originally filed or continued and (ii) escrow funds were not returned to the obligor within 30 calendar days of repayment. Please tell us whether the identified instances of noncompliance involved the transaction covered by this Form 10-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michelle Stasny, Special Counsel, at 202-551-3674 or me at 202-551-3850 if you have any questions.

Sincerely,

/s/ Katherine Hsu

Katherine Hsu
Office Chief